Thunder Mountain Gold Inc.

Clawback Policy

March 11, 2025

 1. Purpose

The purpose of this Clawback Policy is to establish the conditions under which Thunder Mountain Gold Inc. (the "Company") may reclaim stock options or other equity awards granted to employees, officers, and directors (collectively referred to as "Insiders") in the event of certain misconduct or financial restatements. This policy aims to reinforce accountability and ethical conduct within the Company.

 2. Scope

This policy applies to all Insiders of Thunder Mountain Gold Inc. who receive stock options or other equity-based awards. It encompasses all awards granted under the Company's equity incentive plans.

 3. Clawback Triggers

The Company may initiate a clawback of stock options or other equity awards in the following circumstances:

  Financial Restatement: If the Company is required to restate its financial statements due to material noncompliance with financial reporting requirements, and the Insider received stock options or awards based on financial results that were later found to be inaccurate.

  Misconduct: If an Insider engages in misconduct that results in a material violation of Company policies, the Insider's actions adversely affect the Company's financial results, or the Insider's actions lead to regulatory investigations or penalties.

  Fraud: If an Insider commits fraud or engages in purposeful misconduct that results in the Company's financial statements being materially misleading.

 4. Clawback Amount

The amount subject to clawback will be the value of the stock options or equity awards that were granted or vested based on the misstated financial results, the misconduct, or the fraud, as determined by the Company. This may include any gains realized upon the exercise of stock options or the sale of shares acquired through equity awards.

 5. Process for Clawback

  Notification: The Company will notify the Insider in writing regarding the initiation of a clawback within a reasonable timeframe after the determination of a triggering event.

  Review Period: The Insider will have a specified period (e.g., 30 days) to respond to the notice and provide any relevant information or context related to the clawback.

  Final Decision: After reviewing the Insider's response, the Company will make a final determination regarding the clawback. The Insider will be notified in writing of the final decision.

 6. Repayment Method

If a clawback is initiated, the Insider will be required to repay the amount determined by the Company. Repayment may be made via:

  Cash payment

  Reduction of future compensation

  Any other method determined appropriate by the Company

 7. Non-Exclusivity

The Company's rights under this Clawback Policy are in addition to any rights the Company may have under other agreements, policies, or applicable laws. The Company may pursue additional remedies as necessary.

 8. Compliance with Laws

This policy will be administered in compliance with all applicable laws and regulations, including SEC rules and guidelines. The Company reserves the right to amend this policy to reflect changes in applicable laws or regulations.

 9. Policy Review

This Clawback Policy will be reviewed annually and updated as necessary to ensure compliance with regulatory requirements and best practices.

 10. Acknowledgment

All Insiders are required to acknowledge their understanding of this Clawback Policy upon its implementation and at any subsequent review periods.

This Clawback Policy serves as a framework for Thunder Mountain Gold Inc. to reclaim stock options from insiders under specific circumstances. It is advisable for the company to consult with legal counsel to ensure the policy aligns with current laws, SEC regulations, and the company's operational needs.